EXHIBIT 99.1

Kamada Announces Extension of GLASSIA® Supply and Distribution
Agreement with Shire with Minimum $237 Million of Revenue for the
Years 2017 to 2020

Extended Agreement May Expand to $288 Million of Revenue in 2017 to 2020

NESS ZIONA, Israel – October 6, 2016 – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today the extension of the strategic partnership with Shire plc (LSE: SHP, NASDAQ: SHPG) for GLASSIA® .  Minimum revenue for GLASSIA in the extended agreement for the years 2017 to 2020 will reach approximately $237 million and may be expanded to $288 million during that period. Kamada will now continue to produce GLASSIA through 2020 for Shire, after which Shire may produce the product at their facility and pay Kamada established royalty rates. This represents the fourth time the companies have extended the contract for manufacturing supply of GLASSIA since the start of the strategic relationship in 2010.

“The extension of our strategic partnership agreement with Shire is a testament to the growing market share and increasing demand for GLASSIA in the U.S., and to the strong strategic relationship between Kamada and Shire,” said Amir London, Kamada’s Chief Executive Officer.  “This minimum commitment by Shire further strengthens our confidence in achieving the expected $100 million revenue target in 2017 and represents further growth in the following years. We have the capacity to support this increasing demand for GLASSIA and appreciate the trust of Shire in our capabilities, which are demonstrated in our supply agreement, as well as our co-development projects for IV-AAT for additional indications, including Graft-versus-Host Disease and lung transplant.”

Approved in 2010, GLASSIA is the first and only liquid ready-to-use augmentation product approved for the treatment of clinically evident emphysema due to severe AAT deficiency.  Kamada and Shire (Baxter at the time) entered into an exclusive strategic cooperation agreement for the distribution and license of GLASSIA in 2010. Under the terms of the agreement, Shire is the exclusive distributor of GLASSIA in the U.S., Canada, Australia and New Zealand, and is licensed to produce GLASSIA using Kamada’s technology at a Shire facility for sales in those countries.

About GLASSIA
GLASSIA is the first available ready-to-infuse liquid alpha1-proteinase inhibitor and is indicated as a chronic augmentation and maintenance therapy in adults with clinically evident emphysema due to severe congenital AAT deficiency. GLASSIA is administered intravenously once a week to augment the levels of AAT in the blood.  AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue protective and antimicrobial properties. GLASSIA is approved by the FDA and is marketed through a strategic partnership with Baxalta in the United States.

Please see the full prescribing information for GLASSIA at:
http://www.baxalta.com/assets/documents/Glassia_PI.pdf

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:

Gil Efron Chief Financial Officer ir@kamada.com	Bob Yedid LifeSci Advisors 646-597-6989 bob@lifesciadvisors.com